UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 2, 2005

Kmart Holding Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-50278	32-0073116

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

3100 West Big Beaver Road, Troy, Michigan		48084

(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (248) 463-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On March 2, 2005, the board of directors of Sears Holdings Corporation (“Holdings”) was expanded to include all of the persons identified in the definitive joint proxy statement-prospectus that forms a part of Holdings’ Registration Statement on Form S-4 (Registration No. 333-120954) to be directors of Holdings upon the consummation, if and when it occurs, of the mergers contemplated by the Agreement and Plan of Merger, dated as of November 16, 2004, by and among Kmart Holding Corporation (“Kmart”), Sears, Roebuck and Co., Holdings, Kmart Acquisition Corp. and Sears Acquisition Corp. Accordingly, the full Holdings board currently consists of the following persons: Edward S. Lampert, Alan J. Lacy, Aylwin B. Lewis, Donald J. Carty, William C. Crowley, Julian C. Day, Michael A. Miles, Steven T. Mnuchin, Ann N. Reese, and Thomas J. Tisch.

On March 2, 2005, (1) Ms. Reese and Messrs. Carty and Mnuchin were appointed to Holding’s Audit Committee, (2) Ms. Reese and Messrs. Lampert and Tisch were appointed to Holdings’ Compensation Committee, and (3) Messrs. Miles, Mnuchin and Tisch were appointed to Holdings’ Nominating and Corporate Governance Committee. These are the same persons named to be the members of these board committees as disclosed in the above-referenced joint proxy statement-prospectus.

These board and committee changes are effective only at Holdings and not at Kmart.

In addition, on March 2, 2005, the Audit Committee of Holdings selected Deloitte & Touche LLP to be its independent auditor. This selection is effective only with respect to Holdings, and Kmart’s current independent auditor, BDO Seidman, LLP, has not yet resigned or been dismissed.

Stockholders are urged to read the definitive joint proxy statement-prospectus that forms a part of Sears Holdings Corporation’s Registration Statement on Form S-4 (Registration No. 333-120954), because it contains important information. Stockholders are able to obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings Corporation, Kmart Holding Corporation and Sears, Roebuck and Co., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the SEC filings that are incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary. Information regarding Sears Holdings’ proposed directors and executive officers, Kmart’s and Sears, Roebuck’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also available in the definitive joint proxy statement-prospectus.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 8, 2005	KMART HOLDING CORPORATION

	By:	/s/ James F. Gooch
		Name:	James F. Gooch
		Title:	Vice President, Controller